TASEKO ADDS HIGH QUALITY ASSET TO PIPELINE OF
ADVANCED STAGE PROJECTS

December 4, 2018, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) (“Taseko” or the "Company") is pleased to announce it has entered into an agreement whereby Taseko will acquire all of the outstanding common shares of Yellowhead Mining Inc. (TSX: YMI – “Yellowhead”) that it does not already own for $15.1 million, payable in Taseko common shares.

Russell Hallbauer, President and CEO of Taseko commented, “Our management and technical teams are pleased with this transaction and both Taseko and Yellowhead shareholders should be as well. Yellowhead’s project now has a path forward and with over $60 million having been spent on a Feasibility Study and Environment Plan to-date, we are excited to continue advancing the project towards production. The project is at a stage where we can advance technical work and reinitiate permitting activities using internal resources, without significant cash expenditures. There is potential for this project to be shovel ready soon after our Florence Copper project begins commercial production.”

“The Yellowhead 2014 Feasibility Study1 proposed a 70,000 tonne per day concentrator with total pre-production capital costs of roughly C$1 billion and an average operating cost of US$1.46 per pound of copper. Using US$3.00 per pound copper, a foreign exchange rate of C$/US$ 0.80, and an 8% discount rate results in a pre-tax net present value of C$1.1 billion.” Mr. Hallbauer continued.

“Based on the current Feasibility Study1, copper production will average approximately 170 million pounds for the first three years after start up, plus significant gold and silver byproducts. The metallurgical work performed to-date has confirmed that the overall soft ore of the deposit will result in power usage in the lower quartile of similar sized mines. Combined with an extremely low strip ratio of 0.76:1 and short waste hauls, the mine will benefit from low C1 costs, especially in the first three years with production costs under US$1.20 per pound of copper1,” added Mr. Hallbauer Mr. Hallbauer continued, “Our technical team has been assessing engineering alternatives over the past few years and believe there are many improvements which can be made to enhance the project’s economics. We have identified a number of optimizations which will increase the overall average mine life head grade and reduce costs. The Yellowhead project has an extremely large, long-life orebody that will span numerous metal cycles and fits perfectly with our core strengths and is also very similar to our Gibraltar Mine. Additionally, we have already identified many synergies due to the proximity of the project to Gibraltar. With Proven and Probable Reserves1 of 3.6 billion pounds of recoverable copper, supplemented by 370,000 ounces of gold and 15.6 million ounces of silver over its life, this project will be a world-class, long-life, low cost mine.”

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1 The Technical Report and Feasibility Study dated July 31, 2014 is available under Yellowhead’s profile on SEDAR (www.sedar.com).

Mr. Hallbauer concluded, “This transaction, at a cost of a half a penny per pound of copper in the reserve base, supports our long-term strategy of conservatively growing our production by way of meaningful and manageable acquisitions. We have minimized shareholder dilution while protecting our balance sheet. The Yellowhead project increases our near-term pipeline of 100% owned global reserves to nine billion pounds of contained copper, and the project can be advanced without significant capital expenditures for the next few years. When Yellowhead is in production, and combined with our producing Gibraltar Mine and near-term production from Florence Copper, we anticipate that our annual copper production would exceed 320 million pounds per year, making Taseko one of the largest copper producers in North America.”

Summary of the Transaction

Under the terms of the transaction between Taseko and Yellowhead (the “Arrangement”), each Yellowhead shareholder other than Taseko will receive 1.1484 Taseko common shares for each Yellowhead common share held, representing consideration of $1.00 per share based on Taseko’s 5-day volume weighted average price (“VWAP”) for the period ending December 3, 2018. Taseko’s acquisition cost, after taking into account the existing 21% ownership, is $15.1 million in Taseko common shares and will be settled through the issuance of 17.3 million Taseko common shares.

The transaction is structured as a plan of arrangement (the “Arrangement”) pursuant to the Business Corporations Act (British Columbia) and will require the approval of the Supreme Court of British Columbia and the approval of: (i) at least two-thirds of the votes cast by Yellowhead shareholders; and (ii) a majority of the votes cast by Yellowhead shareholders excluding Taseko, at a special meeting of Yellowhead shareholders which is expected to be held in January 2019.

In connection with the Arrangement, Matco Investments Ltd., the holder of approximately 45.5% of the outstanding Yellowhead common shares, has entered into a hard lock up agreement with Taseko, and a director who holds approximately 7.2% of the outstanding Yellowhead common shares has entered into a customary support agreement (collectively, the “Locked-Up Shareholders”) pursuant to which they have agreed to vote their Yellowhead shares, representing in the aggregate 52.7% of the issued and outstanding Yellowhead shares, in favour of the Arrangement. Together with Taseko, the Locked-Up Shareholders hold 73.7% of the issued and outstanding Yellowhead common shares.

The Board of Directors of Yellowhead (the “Board”), having received a unanimous recommendation from a special committee of the Board consisting entirely of independent directors (the “Special Committee”) has unanimously approved the Arrangement and recommends that Yellowhead shareholders vote in favour of the Arrangement. The Special Committee, in conducting its review of the Arrangement, has engaged Evans & Evans, Inc. (“Evans & Evans”) as its financial advisor. Evans & Evans has provided the Special Committee and Board with a fairness opinion, stating that in its opinion, based upon and subject to the assumptions, limitations, and qualifications set forth therein, the consideration to be received by Yellowhead shareholders (other than Taseko) under the Arrangement is fair, from a financial point of view, to the Yellowhead shareholders (other than Taseko).

In addition to the aforementioned approvals, completion of the Arrangement is subject to other customary conditions, including the approval of the TSX Venture Exchange (for Yellowhead), and the issuance of the Taseko shares is subject to the approval of the TSX and the NYSE American. The Arrangement is expected to close in the first quarter of 2019.

The Arrangement Agreement provides for customary non-solicitation covenants on the part of Yellowhead and a right in favour of Taseko to match any unsolicited superior proposal. In the event that the Arrangement is not completed in certain circumstances, Yellowhead has agreed to pay Taseko a termination fee of $1.0 million.

The Arrangement Agreement will be filed under Taseko’s profile on SEDAR (www.sedar.com).

The content of this release was reviewed and approved by Scott Jones, P.Eng., Vice President, Engineering, and a Qualified Person under National Instrument 43-101.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
•	our ability to comply with the extensive governmental regulation to which our business is subject;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore;
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines~~.~~;

•	the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
•	our reliance upon key personnel;
•	uncertainties relating to increased competition and conditions in the mining capital markets; and
•	uncertainties relating to the receipt of necessary court and shareholder approvals for the Arrangement.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.